Filed pursuant to Rule 433

Registration No. 333-151522

October 19, 2009

L	ast week, like the prior week, offered little in the way of new economic data with strong relevance to the	Robert Shiller, Chief Economist William Smalley, VP: Institutional Sales 973.889.1973

housing market.Thus, medium term home price expectations were effectively unchanged. DMM traded up a hair each day this week, closing at $24.97; UMM closed down $1.28 to $24.30. With the release of leading indicators like housing starts and building permits, an increase in MacroShares volatility could be observed ahead of the S&P/Case-Shiller Index release (next Tuesday).

UMM: $24.30 (-$1.28, -5.00%) DMM: $24.97 ($0.98, 4.09%) Implied HPA: +3.08%
The market is anticipating that the S&P/Case-Shiller
Last week’s market movers: • MBA Mortgage Apps: -1.8% (v. +16.4% prev.) • CPI: +1.5% (v. +1.4% est.)		Composite-10 Index will rise to 160.66 by August 2014 from 155.85 today (reflects data through July 2009).

This week’s housing market indicators: Oct. 19 – NAHB Housing Market Survey Oct. 20 – Housing Starts Oct. 20 – Building Permits Oct. 23 – Existing Home Sales

“The residential real estate market came back to life in the third quarter and reversed the downward trend of the last several quarters. However, the trend needs to continue for at least two more quarters before we can say with confidence that a recovery is underway.”

- Steven Spinola, REBNY President, on New York real estate

Source: Bloomberg

Major Metro Housing: Housing Market Pulse                                                                                       © www.MacroMarkets.com 2009

Contacts:

For general inquiries or for more information, please visit www. MacroMarkets.com or call  888-9House5 (888-946-8735) For press inquiries, please contact Diane Masucci at 973-889-1973 x 103

A registration statement relating to these securities has been ﬁled with the Securities and Exchange Commission.  You may obtain a written prospectus by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, MacroShares Housing Depositor, LLC, will arrange to send you the prospectus if you request by calling toll-free 888-9House5.

Important Risks

This Information does not represent an offer to sell securities of the MacroShares Trusts and it is not soliciting an offer to buy securities of these Trusts.  There can be no assurance that the Trusts will achieve their investment objectives.  An investment in the MacroShare Trusts involves signiﬁcant risks, including the risk of loss of substantially all of your investment.  There is no guarantee as to the amount of any quarterly distribution or the amount of the ﬁnal distribution to shareholders.  You should review the risk factors in the prospectus prior to investing in a MacroShares Trust.

Fluctuations in the underlying value of a MacroShares Trust and other factors may affect the market price of your MacroShares investment. An investment in a MacroShares Trust will not resemble a direct investment in the asset being tracked.  The price of the asset being tracked by a MacroShares Trust may be volatile.  It may be difﬁcult to predict whether in the long-term the price of the asset being tracked will reﬂect a generally upward or downward trend.  There are risks associated with investing in a product linked to a benchmark.

Additional Information about MacroShares can be found at www.macroshares.com

Major Metro Housing: Housing Market Pulse                                                                                       © www.MacroMarkets.com 2009